EXHIBIT 4.6

                                Bonus Share Plan


         The Registrant may issue up to 30,000 Shares to the full or part-time employees of the Registrant and its Subsidiaries, but excluding officers of the Registrant, on such terms and conditions as may from time to time be determined by the Registrant's Compensation Committee. No Shares may be granted under the Plan after August 12, 1999.